November 10, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (212) 310-8007.

Phillip R. Bennett
Manager
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 filed August October 12, 2004
	File No. 333-119701


Dear Mr. Bennett:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing
1. Currently, your prospectus is written from the perspective of someone who is already familiar with the transaction and the entities involved. For example, throughout your prospectus, you make repeated references to "certain assumptions," "certain other parties," "certain equity or income deposit securities offerings" and "certain of our current and future subsidiaries" on the cover page, and also pages 3,10, 11, 14, 15, 16, 22, 24-26, 39, 41, 44, 45, 49, 59-64,
67,
70, 76, 79, 83, 85, 88 and the Description of Notes sections. To the extent feasible, please revise to replace the term "certain" with a brief description of what makes the information qualify as certain.
Refer to Rule 421(b) of Regulation C.
2. Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended.
3. Please advise the staff how excluding the regulated and foreign subsidiaries is consistent with the general guarantee that you provide for the notes.
4. The staff notes that you are registering the new notes in reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan
Stanley & Co. Incorporated, SEC no-action letter (available June
5,
1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:
(1) stating that the issuer is registering the exchange offer in reliance upon these letters, and
(2) including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.
      We may comment further upon reviewing your response.
5. Please revise to include an updated consent from your independent accountant in the pre-effective amendment.
6. Please revise to update your financial statements to comply with
Rule 3-12 of Regulation S-X.

Cover Page
7. Please provide just a brief description of the co-issuer entities on the cover page (i.e., Refco Finance is a subsidiary of its co-issuer Refco Group, and also the guarantor of the notes).
8. Please disclose that the notes will be exchanged in integral multiples of $1,000.
9. Confirm that the offer will be open for at least a full twenty business days in compliance with Rule 14e-1(a). See Q & A # 8 in SEC
Release No. 34-16623 (March 5, 1980).
10. Please revise the last paragraph to clarify that broker-dealers may participate if the acquired the old notes for their own accounts through trading or market-making. Please refer to Shearman & Sterling, SEC no-action letter (available July 2, 1993). Also, please remove the third sentence, or revise it to clarify that the participation does not affect whether or not the broker-dealer is, in fact, an underwriter and the disclosure does not appear to be consistent with the Issuers disclosure obligations under Shearman &
Sterling. Finally, please clarify that broker-dealers who purchased their notes from Refco may not participate or provide us with your analysis as to how a broker-dealer`s participation in the exchange is permissible. Make similar changes to the disclosure regarding broker-dealer participation in the remainder of the registration statement.

Summary - page 1
11. Please remove the preamble paragraph, particular all the text following the opening two sentences. The use of shortened names should be clear for the context. Technical terms should be explained fully where first used.
12. The Summary and the Risk Factors sections should not contain defined terms or other industry jargon. Please revise your discussion of your business environment to better explain the terms that you use, including OTD, FICC , IDB and LCH. Please also avoid using defined terms in the forepart of the registration statement.
13. Since it does not appear that the notes are senior to any other debt of Refco, revise your description of the notes in the Summary to clarify this point.
14. We are not able to find a Summary of the issuance of the old notes, please provide such a summary and identify the initial purchasers of the old notes. We note your disclosure that the initial purchasers have indicated that they will make a market in the notes after the offer.
Our Company - page 1
15. Remove the imbedded list from the third paragraph. Consider using bullets or numbering so that the text is presented in a clear manner.

Recent Transactions - page 3
16. Revise this section, or another portion of the Summary, to fully explain the resulting ownership structure of Refco and the two issuers place within that structure.
17. Please clarify, both here, in the section beginning on page 91 and any other appropriate place in the prospectus, to clarify whether
Refco Group Holdings Inc. retains any connection to either of the issuers.

Our Equity Sponsor - page 3
18. We note your discussion of Thomas H. Lee Partner`s investment priorities. Please revise your discussion of the types of companies that Lee Partners invests in to remove the discussion of "proven brand names, well defined business plans, which include opportunities for growth and expansion." To the extent that you choose to retain this language, please note not only the top performing investments by
Lee Partners, but also some of its less well-received investments.

Risk Factors - page 12
19. Remove the third, fourth and fifth sentences from the preamble.
The Risk Factors section should discuss all material risks. The fact that there may be other risks that either management is not aware of or has not deemed material that may prove to have a material effect later is itself a risk that all companies face. Therefore, please revise the preamble and review the risk factors section to clarify that the section contains all risks that management has deemed are material to an investment in your securities.
20. Delete the phrases "we cannot assure," "we cannot be certain" and
"we can give no assurance" from this section. Instead, state the risks plainly.

To service our indebtedness, we will require a significant amount of cash... - page 13
21. Revise this risk factor to specifically discuss the reasons that
Management believes may cause your cash flows to decline, hindering your ability to meet debt payments.


We depend almost entirely on the cash flow from our subsidiaries... - page 13
22. Revise this risk factor to note the amount of assets held by your subsidiaries that are not restricted. Also, please note the amount of cash flow that would have been available to Refco to pay interest as of the most recent stub period.

Regulatory and legal restrictions may prohibit... - page 14
23. Revise this risk factor to note the capital held by your subsidiaries above the $125.8 million capital requirement.

Changes in domestic...market factors that affect trading volumes... - page 19
24. Revise this risk factor to include an example of an event that significantly changed trading volumes, and the resulting changes in volume and your revenues.

Our business could be adversely affected if we are unable to retain... - page 20
25. All risk factors should present risks that uniquely affect the company, and refrain from discussing general or generic risks.
The
business prospects of virtually any company would suffer if their existing customers defected. Consequently, please revise this risk factor to clarify reasons that management believes that customer defection is a material risk.

Our business operations could be significantly interrupted... -
page
20
26. Revise this risk factor to clarify whether you have any non-compete clauses in your agreements with your key employees. Also, please note whether any indenture or contract to which you are a party requires the continued service of any key employee.

Our operations expose us to significant credit risk - page 21
27. Revise this risk factor to note the amount of any credit losses due to customer defaults.
Our networks and those of our third-party service providers may be vulnerable - page 23
28. Revise this risk factor`s heading to clarify why this is a risk to the investor.

The Exchange Offer - page 28
Expiration; Amendments - page 29
29. You reserve the right to "delay accepting any old notes." We also note your statement that you may delay acceptance of any outstanding notes by giving oral or written notice of such delay or termination to the exchange agent. Clarify in what circumstances you will delay acceptance. For example, if you are only referring to the right to delay acceptance due to an extension of the exchange offer, so state.
30. We note your disclosure reserving the right to amend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release
No. 34-23421 (July 11, 1986). Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing notes sought. See Rule 14e-1(b).
31. Revise the last sentence of this paragraph to indicate that a material change to the offering may require recirculation of an amended prospectus.
32. Revise the disclosure at the top of page 30 to clarify that you may only delay, terminate or amend the exchange offer if any of the conditions occur before the prior to the expiration of the offer.

Procedures Applicable to All Holders - page 31
33. Please advise the staff why you believe that crediting of non-exchanged old notes held in book entry form "as promptly as practicable" is appropriate. Similarly, we note that the exchange agent will return the notes that are not properly tendered "as soon as practicable." Please revise both of these statements to conform to your duty to return the securities promptly. Please consult Exchange Act Rule 14e-1(c).

Conditions, page 34
34. The disclosure in the paragraph following the numbered conditions to the exchange offer states that if you waive a condition, you "may be required" in order to comply with applicable securities laws to extend the time of expiration of the exchange offer. On a supplemental basis, please confirm your understanding that the waiver of a material condition will constitute a material change, and that you will be required to extend the offer so that at least five days remain in the offer after notice of such waiver.

Unaudited Pro Forma Consolidated Financial Statements - page 38
35. Please revise your introductory paragraphs on page 38 to more clearly describe each component of the transaction to which the pro forma information gives effect. Include sufficient detail to provide the reader with an understanding of the transactions and the counterparties involved, as well as enabling them to recalculate the effects on your historical financial statements. We cite the following as examples, which are not meant to be inclusive:
* Clarify to whom the cash payment of $508.5 million by THL Refco Acquisition Partners was made and how it is reflected in the pro forma financial statements.
* Disclose the terms of the transfer and distribution of asset management business. Clearly explain how it will be reflected in future financial statements and describe your ongoing operational relationship with that business.
* Clarify what you mean when you say that your CEO made a rollover equity investment through his continuing ownership in Refco Group Holdings.

Notes to Unaudited Pro Forma Consolidated Balance Sheet - page 41
36. Please revise to make all your adjustments self-balancing or to provide sufficient detail to allow the reader to identify the offset to each adjustment.
37. Please revise your footnotes to make it clear how the effects of the first three bullets on page 38 are reflected on your Pro Forma Balance Sheet.
38. Revise Note (a) to more clearly describe the events to which you are giving effect in that column. Explain why the amounts involved, as presented on pages 40, 42 and 43, differ from the amounts identified as your Asset Management operating segment in your Segment footnote on page F-41. Tell us why you believe such differences are appropriate.
39. Tell us how you considered the application of discontinued operations treatment for the distribution of your Asset management operating segment. Refer to paragraphs 41-44 of SFAS 144.
40. Please revise Note (b)(i) to clearly describe how the deemed dividend of $369.7 million reconciles to the rollover equity investment of $383.6 million as disclosed on page 38. In addition, explain how you determined the amount of carryover basis and how it was accounted for.
41. Please revise Note (b)(ii) to clearly describe each of the components that contributed to the $557.4 million increase in equity.
Consider presenting the information in a tabular form and key in a detailed explanation to explain how each adjustment amount was determined.
42. Please revise Notes (c) and (e) to clearly explain how you calculated the partial step-ups in basis of the respective assets. In addition, quantify and describe how you determined the fair value of such assets.
43. Please revise Note (d) to explain how the amount of the goodwill adjustment of $579.6 million was determined.
44. Please revise to more clearly explain how you calculated the amount of adjustment (h) to deferred taxes of $23.4 million.

Notes to Unaudited Pro Forma Consolidated Statements of Operations
-
page 44
45. Please revise to disclose more clearly how you calculated the interest expense and amortization expense for the periods presented.
Disclose the amortization periods assumed.

Notes to Unaudited Pro Forma Consolidated Financial Statements -
page
45
46. Consider providing your purchase price allocation in a tabular format that shows how the amounts allocated to the acquired assets and liabilities were determined (i.e., net predecessor basis x percent of New Refco`s investment in you valued at predecessor basis)
+ (fair value x percent of New Refco`s investment in you valued at fair value). In addition, explain how the fair values of these assets and liabilities were determined.

Selected Historical Consolidated Financial Data - page 46
47. Please address the following regarding your presentation of "EBITDA" on pages 48-49:
* You indicate in Note (2) that you are depicting EBITDA as a performance measure. Please tell us in detail how you considered the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website regarding your presentation. Such guidance indicates that it would be difficult for management to support its usefulness and absent such
support, the measure would be prohibited by Item 10(e)(1).  Tell us
in detail and briefly disclose why you believe you overcome the
burden of supporting its usefulness.   If you are unable to
support
its usefulness, please delete all references to this measure.
* Be advised your current disclosures regarding the use of this measure in your industry are not persuasive. Instead, please provide substantive reasons. Such reasons should specifically address why you would believe eliminating interest expense and taxes from your earnings would aid an investor in making a decision regarding your ability to meet your debt payments.
* Revise your disclosures regarding management`s use of the measure for "other discretionary purposes" to more clearly identify these purposes and why it is better for such purposes than the appropriate
GAAP performance measures.
* Tell us how you considered the guidance of questions 14 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management`s Discussion and Analysis - page 50
Factors Affecting Our Results - Acquisitions - page 51
48. Please revise your disclosures regarding the accretion of your recent acquisitions to quantify the impact of those acquisitions on your last two years both in terms of volume of business as well as in terms of results of operations.

Results of Operations - page 52
49. Please address the following regarding your presentation of Net
Revenues:
* Your current presentation of net revenues does not provide sufficient detail for the reader to evaluate the revenue-producing activities of each segment or your business as a whole, both of which is required in your MD&A.
* Please revise to provide a breakdown of your revenue line items. Explain the fluctuations in these line items in aggregate as well as on a segment basis.
* Your revised presentation should provide rate versus volume analyses for each your interest income and your interest expense.
* Revise to provide breakdowns of the components of your Principal transactions line item. Quantify the involvement of each of your segments in such transactions. Describe the type and purpose of transactions reported in this line item, and provide a table depicted the amounts involved.
* Consider providing a tabular presentation of the major components that comprise your net revenues to augment your discussion and increase transparency for an investor where possible.
50. We note throughout your discussion of the Results of Operations that you identify multiple factors that have contributed to changes within line items without quantifying the effect of each factor on the changes and discussing related trends on future operations. For example, in your discussion of net revenues you cite numerous factors and refer to your various revenue sources. Please revise your discussion of the factors that contribute to the changes between all periods to clearly quantify each of the causes cited. You may find it helpful to refer to Release No. 33-8350.
Results for the Three Months Ended May 31 - page 54
51. You attribute the increase in your net revenues to the increase in trading volumes. Please revise this section and the year-end discussions to note the changes in transaction volumes and to note any changes in your revenue or profit per transaction.
52. Revise your discussion to specifically note that your asset management business was spun off by the "Transactions" and to note the amount of the results attributed to the asset management business that can be traced to the assets retained by Refco after the transactions.
53. We note that on page 56 and elsewhere in the document you indicate that you can increase your transaction volume with little or no increase in fixed costs. Please indicate, in an appropriate portion of the document, what volume increase would cause you to have to increase your capacity in order to meet the demands of that volume of transactions.

Liquidity and Capital Resources - page 60
54. Please revise this section to note whether management believes that your cash flows will be adequate to meet your debt service requirements. Also, please note any currently know needs for cash, including future acquisitions, which you expect you will incur in the next 12 months.
55. Since access to cash and other forms of liquidity is of particular concern given the highly leveraged nature of your business after the "Transactions" please expand your discussion of your cash flows, including changes in cash flows from operations and known trends or other risks that might affect cash flows.

Off Balance Sheet Arrangements - page 62

56. For each of the periods presented, please revise to quantify your involvement in the type of the contracts described herein.
Quantify
the notional and fair value of your derivative contracts by type and purpose.

Critical Accounting Policies and Estimates - page 62
57. Release No. 33-8350 requires companies to provide disclosure about their critical accounting estimates. Those estimates deemed to be "critical" generally meet two criteria: (1) the nature of the estimates is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. In light of this guidance, please revise your disclosures to more clearly explain why you believe your accounting policies for recognizing commission revenue and principal transactions are critical accounting estimates.  Please refer to
Item
V of Release No. 33-8350 and revise based on the guidance set forth
therein.
58. Please refer to Item V of Release No. 33-8350 and revise this section to address the following for each of your critical accounting policies:
* Provide both a qualitative and quantitative discussion that describes the significant assumptions underlying each of your critical accounting estimates.
* Discuss the judgments and uncertainties affecting the
application
of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
* Disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past and whether they are likely to change in the future.
* Discuss how you analyze the sensitivity to change and provide quantitative disclosure to the extent available.
59. Please revise your disclosures regarding Principal
Transactions
on page 63 to discuss the fact that while the profit spread is recognized immediately, any variability in the changes in fair value of the contracts will be recognized in future periods. Clarify whether your risk of loss is completely mitigated by entering into offsetting contracts. For example, are the offsetting contracts structured to be mirror images of the original contracts so that 100%
of the risk is passed on to a third party?
60. Please revise your disclosures regarding goodwill at the top of page 64 to update the amount of Goodwill reported as of the latest balance sheet date.

Quantitative and Qualitative Disclosure about Market Risk - page
65
61. We note your discussion of your counter party risk. Please quantify the margin accounts that you hold and segregate any credit exposure that you have to either customers or market counterparties based upon credit ratings. Finally, please note the total notional amount of any net exposure. Furthermore, please revise to quantify your counter party risk and briefly disclose how your accounting for such risks complies with FIN 45.
62. In your discussion of exchange rate risk, please provide your analysis of how you determined that you did not need to provide any quantitative analysis as called for by Item 305(a) of Regulation S-K.

Industry - page 67
63. Revise your discussion regarding Futures Commission Merchants, to note that you operate as a FCM and to define FCM in the text beginning on page 68.

Business - page 74
64. Currently this section appears to have been written from a marketing rather than from a disclosure perspective. The heading titles, and the tone of the disclosure do not present the information in a balanced manner. Please revise this section to eliminate overly positive headings and to present corresponding risks when discussing your business`s advantages.
65. This section uses a significant amount of technical terms that do not receive an adequate amount of explanation. For example, we note:
your discussion of your risk management techniques on page 75 and your discussion of your "futures-style" margin methodology on page
81. Also, please avoid using technical terms or shortened versions without giving an explanation where the term is first used. For example, please explain IDB as part of your discussion of your Prime
Brokerage segment.
66. Please revise your disclosures regarding Refco Alternative Investments to more clearly describe the products involved as well as your treatment of such products in your consolidated financial statements.
67. Please revise your disclosures regarding Derivatives Brokerage and Clearing to provide quantified information regarding your volume of business for each of the last three years.
68. Please revise the disclosures at the bottom of page 93 to quantify the amount of fees paid to Currenex. Also, revise Note L on page F-21 specifically address such fees.

Executive Compensation - page 87
69. Please provide us with a discussion of the actions that preceded and followed and the facts that led up to Mr. Trosten`s resignation as your CFO in October 2004.

Description of the Notes - page 97
70. The disclosure in this section is dense and difficult to understand and appears to be directly adopted from the Indenture. For example, you use defined terms and legalistic language throughout this section. You also include in your 23-page list of definitions terms that do not appear in this section or elsewhere in the prospectus. Please revise your disclosure to make it clearer, more concise and understandable. Refer to "Plain English Comes to the High Yield Market," a Latham & Watkins Standard Form Prepared in Consultation with the SEC, August 1999. The following comments should be viewed as examples and the entire section should be reviewed and revised to provide the investor with a readable and understandable explanation of the notes. To the extent that you copy from the indenture, the copied portions must present the information clearly and also explain the text to the investors. Please further refer to Rule 421(b).

Optional Redemption - page 98
71. Please revise this section to differentiate between your ability to redeem the notes, without premium, prior to 8/1/08, as discussed in the second to last paragraph, and the power to redeem prior to 8/1/07 at a premium of 109%. I you engage in a "Designated Offering" do you have to follow the more expensive redemption procedure? The investor should be able to understand the differences between these overlapping redemption rights.

Guaranties - page 100
72. Since most of your subsidiaries are regulated entities and therefore would not be guarantors of the notes, please list the current guarantor subsidiaries.
73. Please clarify how the guarantee obligation of a subsidiary that is sold pursuant to the bullet pointed disclosure at the bottom of page 100 would be extinguished. Also, please clarify how this condition is different from the sale of the subsidiary under the remainder of this paragraph.

Glossary - page 157
74. The Glossary should avoid definitions of commonly used and understood terms. Consequently, please remove the definitions for SEC, NYSE and NASDAQ. Also, please remove from the glossary terms that are fully discussed in the document, including Swaps, Options,
Margin Deposits, Prime Brokerage, Derivatives and Futures. If you continue to feel that the discussion in the text of the document is incomplete, please consider expanding that disclosure.

Financial Statements

Consolidated Balance Sheets - page F-3
75. Please revise to indicate on the face of your balance sheet that your receivables from customers are shown net of reserves as disclosed on page F-8.

Note B - Summary of Significant Accounting Policies
Foreign Currency Translation - page F-8
76. Please revise to quantify the aggregate amount of transaction gains or losses included in net income for each period presented.
Refer to Paragraph 30 of SFAS 52.

Cash and Securities Segregated Under Federal and Other Regulations
-
page F-8
77. Please revise to separately describe the various regulations or contractual obligations under which you are required to segregate or restrict cash or securities. Quantify the amounts segregated or restricted under each requirement.

Securities Purchased Under Agreements to Resell and Securities
Sold
Under Agreements to Repurchase - page F-8
78. Supplementally explain how you considered the guidance in FIN
41
in determining that it was appropriate to offset certain securities purchased under agreements to resell against certain securities sold under agreements to repurchase, as well as the related interest income and expense.

Receivables From and Payables To Customers - page F-8
79. Please revise to provide in tabular format a breakdown of your receivables from and payables to customers by type for each reporting period.
80. Please revise to disclose your policy for determining your reserve for doubtful accounts, including how the provision is determined and at what stage of delinquency accounts are charged-off.

Identified Intangible Assets - page F-10
81. Revise to disclose the average number of years over which you are amortizing the customer relationship intangibles. Supplementally tell us how you determined the estimated useful lives of your asset management and property management contracts to be 13 years. If this represents the contract period, revise to disclose that fact.
82. We note you have classified your trade names as an indefinite-lived intangible. Please tell us in detail how you determined that it was appropriate to classify your trade names as indefinite-lived assets. Supplementally provide us with your complete analysis of paragraph 16 and Appendix A of SFAS 142 as they apply to this classification.

Revenue Recognition - page F-10
83. Please revise your disclosures regarding your derivative contracts to confirm that you recognize both the realized and unrealized gains and losses through your Principal transactions line item.
84. Please revise to address the following regarding your principal transactions line item:
* Please provide in tabular format a breakdown of your principal transaction gross gains and losses by reporting category for each reporting period. Quantify the contractual commitments that you have entered into as principal separately from the offsetting contracts entered into for economic hedging purposes. Provide a subtotal for the profit spread on such transactions.
* Provide a table presenting the notional and fair value of the derivative contracts held at each balance sheet date. The table should breakout the various categories of your contracts by both purpose and type of contract.
* Revise your MD&A to provide similar disclosure regarding your derivatives activity, accompanied by disclosures discussing the nature of the contracts held, the pricing of the contracts and the resulting profit spread.
* Please provide similar disclosure in your Interim Financial
Statements.
* Throughout your filing, where you refer to hedges, revise to confirm whether you are referring to economic hedges that do not meet the criteria for hedge treatment under SFAS 133.
85. Supplementally provide us with your analysis of the guidance of
EITF 99-19 as it applies to your gross treatment of commissions and brokerage income and expenses.
86. You disclose that you recognize your asset management and advisory fees over the period in which the services are provided. Revise to disclose the typical periods for these services.

Recently Issued Accounting Pronouncements - page F-11
87. Please revise your disclosures regarding FIN 46 to address the following:
* Your definition of variable interest entities (VIE) fails to address entities where the equity owners do not absorb or receive the entities losses and returns. Please revise your definition of VIE`s here as well as on page 65 to more clearly address the definition given in paragraph 5 of FIN 46.
* We note your statement that you do not have any interest in variable interest entities. Please tell us how you considered the following in making that determination and revise your disclosure here as well as on page 65 accordingly:
* Trustee, custodial, advisory or asset management services provided to VIE`s.
* Providing clearing or brokering services to VIE`s.
* Entering into derivative contracts with or on behalf of VIE`s.

Note C - Short-term Borrowings, Long-term Borrowings and Other
Borrowings
Other Borrowings - page F-13
88. Please revise to provide an expanded discussion of the nature and terms of your Trust Originated Preferred Securities. Tell us the guidance on which you relied for your treatment of the redemption of those securities as a capital transaction with no impact on your Statement of Income.
89. Please revise your disclosures regarding Contractual Debt Commitments on page F-13 to state whether you were in compliance with all contractual debt commitments as of each balance sheet date.

Note D - Securities Owned and Securities Sold, Not Yet Purchased - page F-14
90. Please revise to quantify the each the gross gains and losses on your Securities owned and your Securities sold by category during the periods presented on your Statements of Income. Disclose the amount of gross gains or losses on sale that are included in the above amounts.

Note E - Other Assets - page F-14
91. Please revise to disclose, for each period presented, the changes in the carrying amount of goodwill during the period, including the amount of goodwill resulting from acquisitions and any impairment losses recognized. Refer to Paragraph 45 of SFAS 142.
92. Please revise to disclose the nature of the Investments line in your Other Assets table on page F-14. Provide a tabular breakdown of those investments as of each of the balance sheet dates presented.
93. For each period presented, please revise to disclose the amount of Equity in net income of investees that are reported under the equity method and where such amounts are reported on your Statements of Income.

Note F - Acquisitions - page F-16
94. Please revise to provide the disclosures required by Paragraphs
51-52 of SFAS 141 with respect to significant acquisitions made during each reporting period. To the extent that you have determined that none of your acquisitions were individually significant, please revise to provide the disclosures required by Paragraph 53 of SFAS 141 for each period presented.

Note H - Commitments and Contingencies
Contingencies - page F-17
95. With respect to the litigation disclosed on page F-17, please revise to disclose whether you have recorded an accrual for estimated losses. In addition, supplementally explain how you considered the guidance in Paragraph 8 of SFAS 5 in determining whether an accrual was warranted. Refer to FIN 14.

Note I - Derivative Activities, Off Balance Sheet and Concentration of Credit Risk - page F-18
96. In the last paragraph on page F-18, you state that you guarantee your customers` performance under futures contracts to the respective clearinghouses. Supplementally tell us how you considered the guidance in FIN 45 with respect to these guarantees and revise your
SAB 74 disclosures throughout the filing accordingly to address your adoption of FIN 45.

Note L - Related Party Transactions - page F-21
97. Supplementally tell us how you determined it to be appropriate to classify amounts due from equity members (Refco Holdings and BAWAG) as receivables from customers. Refer to Section 4.35 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.
98. Please revise to separately report related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Note M - Segment Reporting - page F-21
99. Given the significance of the amounts involved, please revise to more clearly describe the nature of the amounts in your "Eliminations" column on page F-22.

Note N - Subsequent Event - page F-23
100. Supplementally tell us in detail how you accounted for the transactions contemplated by the Equity Purchase and Merger
Agreement
entered into on June 8, 2004 and amended on July 9, 2004. Cite the authoritative guidance you relied upon, and supplementally provide us with your full analysis of EITF 88-16 as it relates to your transaction.

Condensed Interim Financial Statements
101. Please revise to address the above comments on your annual financial statements as applicable.
102. Revise to provide tabular detail of your Securities owned and Securities sold, as well the related gross gains and losses as noted in the above comment.


Exhibits and Financial Statement Schedules - page II-2
103. Please revise to provide a schedule of valuation and qualifying accounts as of each balance sheet date as prescribed by Rule 12-09 of
Regulation S-X. This schedule should include, but is not limited to, your allowance for doubtful accounts.

Condensed Financial Information of Refco Group Ltd., LLC (Parent
Company Only)
104. Please revise your disclosures on page II-9 to more clearly describe how the trust preferred securities are treated in these parent-only financial statements. Revise to identify the date you redeemed the securities.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.  You may contact Christian Windsor, Staff Attorney, at
(202)
942-1974 or me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (212) 310-8007
Todd R. Chandler, Esq.
Alexander Lynch, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Refco Group Ltd., LLC
Phillip R. Bennett, Manager
Page 19 of 19